BANK

File № 82-4257

07025316

Bank Vozrozhdenie
7/4 Luchnikov Per., Bldg. 1, Moscow, GSP, 101990,
Russia
Tel. +7 (495) 777-0888, Fax +7 (495) 620-1999
vbank@co.voz.ru // www.vbank.ru

29.05.07
1108/5827

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

3628

RECEIVED
2007 JUL 18 A

Re: Exemption № 82-4257

The message

In connection with V.Bank exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with our ongoing requirements under Rule 12g3-2(b)(1)(iii), Bank Vozrozhdenie forward to you Statement of material fact.

PROCESSED
JUL 20 2007
THOMSON
FINANCIAL

Sincerely,

Alexander V.Dolgopolov
Deputy Chairman of the Board

dlw 7/18

Registration of the report on results of additional issue of securities
Information about stages of securities issue

1. **General Data**

1.1. Full corporate name of the issuer	Bank Vozrozhdenie
1.2. Abbreviated corporate name of the issuer:	V.Bank
1.3. Location of the issuer:	7/4 Luchnikov pereulok, bldg. 1, Moscow, 101000, Russia
1.4. State Registration number of the Issuer:	1027700540680
1.5. Identification tax number of the issuer:	5000001042
1.6. Unique code of the issuer, assigned by the registration body:	1439
1.7. Internet site used by the Issuer for publishing messages:	www.vbank.ru

2.6. Information about state registration of securities issue :
2.6.1. Category (type), series and other identification characteristics of securities issued:
Ordinary non-documentary registered shares.
2.6.2. Maturity.
Shares have no maturity date.
2.6.3. State registration number of the securities issue (additional issue) and date of state registration.
10101439B016D dated March 20, 2007
2.6.4. Name of the registration authority that registered the securities issue.
Bank of Russia.
2.6.5. The number of securities issued and nominal value of each issued security (if availability of nominal value is stipulated by the Russian law):
3,000,000 (Three million) shares of RUR 10 (ten) nominal value each.
2.6.6. Share of securities actually placed in the total number of securities of the additional issue that should be placed: 100%.
2.6.7. Method of securities issue. In case of closed subscription – the list of potential buyers of securities issued
Open subscription
2.6.8. The actual initial date of securities placement (date of first deal on sale of securities to the first owner): May 04, 2007.
2.6.9. The actual securities placement close (date of making the last entry on personal account (depositary account) of the first owner in the registrar of rights for the securities of the additional issue):
May 16, 2007
2.6.10. Date of state registration of the report on results of the additional securities issue
May 23, 2007
2.6.11. Name of the registration authority that registered the report on results of the additional securities issue.
Bank of Russia
2.6.12. Registration of the securities issue prospectus at the same time with the state registration of these securities' issue
The securities issue prospectus was registered at the same time with the state registration of the additional securities' issue.
2.6.13. The order of access to the securities issue prospectus in case of its registration.
The bank will publish the text of the registered report on results of securities' issue placement in the Internet within 2 (two) days from the moment of receipt of the written notice about state registration of the report on results of securities' issue placement. The report on results of securities' issue placement should be accessible via Internet during 6 (six) months from the date of its publication in the Internet.
As well, all interested persons can acquaint themselves with the report on results of securities' issue placement or receive copies of the documents mentioned above (for a fee not exceeding the cost of making such copies) at the following address:
Bank Vozrozhdenie
7/4 Luchnikov pereulok, bldg. 1, Moscow, 101000, Russia
Contact telephone number: + 7 (495) 620-18-61.
E-mail: vbank@co.voz.ru
Web-address of the pages where the information about the bank, securities issued by it and also the registered prospectus of the securities to be issued are published: www.vbank.ru.
2.6.14. The fact of signing the securities issue prospectus by the financial advisor for the securities market and corporate and abbreviated name of the financial consultant for the securities market.
The financial advisor for the securities market did not sign the securities issue prospectus.

3. Signature

3.1. Deputy Chairman of the Management Board Bank Vozrozhdenie (signature) A.V. Dolgopolov

3.2. May 24, 2007 Stamp

Completion of securities placement
Information about stages of securities issue

1. **General Data**

1.1. Full corporate name of the issuer	Bank Vozrozhdenie
1.2. Abbreviated corporate name of the issuer:	V.Bank
1.3. Location of the issuer:	7/4 Luchnikov pereulok, bldg. 1, Moscow, 101000, Russia
1.4. State Registration number of the Issuer:	1027700540680
1.5. Identification tax number of the issuer:	5000001042
1.6. Unique code of the issuer, assigned by the registration body:	1439
1.7. Internet site used by the Issuer for publishing messages:	www.vbank.ru

2.5. Statement about completion of securities placement contains:
2.5.1. Category (type), series and other identification characteristics of securities issued:
Ordinary non-documentary registered shares.
2.5.2. Maturity (for bonds and options of the issuer).
Shares have no maturity date.
2.5.3. State registration number of the securities issue (additional issue) and date of state registration.
10101439B016D dated March 20, 2007
2.5.4. Name of the registration authority that registered the securities issue.
Bank of Russia.
2.5.5. The number of securities issued and nominal value of each issued security (if availability of nominal value is stipulated by the Russian law):
3,000,000 (Three million) shares of RUR 10 (ten) nominal value each.
2.5.6. Method of securities issue. In case of closed subscription – the list of potential buyers of securities issued
Open subscription
2.5.7. The actual initial date of securities placement (date of first deal on sale of securities to the first owner): May 04, 2007.
2.5.8. The actual securities placement close (date of making the last entry on personal account (depositary account) of the first owner in the registrar of rights for the securities of the additional issue): May 16, 2007
2.5.9. Actual number of securities placed: 3,000,000 (Three million) pieces:
2.5.10. Share of securities actually placed in the total number of securities of the additional issue that should be placed: 100%.
2.5.11. Actual price (prices) of placement and number of securities placed at each price:
85,750 (eighty five thousand seven hundred fifty) securities were placed for Russian Rubles at the price of RUB 1,520 (one thousand five hundred twenty rubles) per share.
2,914,250 (two million nine hundred fourteen thousand two hundred fifty) securities were placed for United States Dollars at the price of $ 59 (fifty nine United States dollars) per share.
2.5.12. Method of payment for securities placed, in case if securities were paid for by funds transfers and by other assets (none-money) transfers – number of securities paid for by funds transfers and number of securities paid for by other assets (non-money):
Securities placed were paid for by funds transfers in the currency of Russian Federation and in foreign currency (United States Dollars).
2.5.13. Information about deals with interest or large deals made in the process of placement and information about its approval by the governing bodies of the issuer or its absence:
No deals with interest or deals considered as large for the issuer were made in the process of share placement.

3. Signature

3.1. Deputy Chairman of the Management Board Bank Vozrozhdenie (signature) A.V. Dolgopolov

3.2. May 16, 2007 Stamp

Statement of material fact

Information that can materially effect the price of joint-stock company's securities

Information of change in percentage of shares held by the persons being members of the Board of Directors (Supervisory Council), members of collective executive body of the joint-stock company as well as by the person taking position (exercising functions) of the single executive body of the joint-stock company, including managing organisation or general manager, in the authorised capital of the joint-stock company, as well as in the authorised capital of subsidiaries and dependent companies thereof, and / or change in percentage of ordinary shares held by the said persons in the joint-stock company, subsidiaries and dependent companies thereof.

1. General Data

1.1. Full corporate name of the issuer	Bank Vozrozhdenie
1.2. Abbreviated corporate name of the issuer:	V.Bank
1.3. Location of the issuer:	7/4 Luchnikov pereulok, bldg. 1, Moscow, 101000, Russia
1.4. State Registration number of the Issuer:	1027700540680
1.5. Identification tax number of the issuer:	5000001042
1.6. Unique code of the issuer, assigned by the registration body:	1439
1.7. Internet site used by the Issuer for publishing messages:	www.vbank.ru

2. Content of the message

1. Positions, full names, percentage of shares held in the authorised capital and in the total number of Bank Vozrozhdenie ordinary shares for the persons being the members of the Board of Directors, the members of the Management Board and the Chairman of the Management Board before and after the alteration:

1.1. Chairman of the Board of Directors of Bank Vozrozhdenie
Mr. Yuriy Mikhailovich Marinichev
share in the authorised capital of the issuer before change: 0.2590%
portion in the total number of ordinary shares before change: 0.00783%
share in the authorised capital of the issuer after change: 0.2280%
portion in the total number of ordinary shares after change: 0.00685%

1.2. Member of the Board of Directors of Bank Vozrozhdenie
Chairman of the Management Board of Bank Vozrozhdenie
Mr. Dmitriy Lvovich Orlov
share in the authorised capital of the issuer before change: 34.8831%
portion in the total number of ordinary shares before change: 36.6576%
share in the authorised capital of the issuer after change: 30.7044%
portion in the total number of ordinary shares after change: 32.0269%

1.3. Member of the Board of Directors of Bank Vozrozhdenie
Mr. Alexander Ivanovich Goev
share in the authorised capital of the issuer before change: 0.0018%
portion in the total number of ordinary shares before change: 0.00%
share in the authorised capital of the issuer after change: 0.0016%
portion in the total number of ordinary shares after change: 0.00%

1.4. Member of the Board of Directors of Bank Vozrozhdenie
Member of the Management Board of Bank Vozrozhdenie
Ms. Tatiana Fedorovna Gavrilkina
share in the authorised capital of the issuer before change: 0.2589%
portion in the total number of ordinary shares before change: 0.2711%
share in the authorised capital of the issuer after change: 0.2279%
portion in the total number of ordinary shares after change: 0.2368%

1.5. Member of the Board of Directors of Bank Vozrozhdenie
Member of the Management Board of Bank Vozrozhdenie
Ms. Lyudmila Antonovna Goncharova
share in the authorised capital of the issuer before change: 1.5965%
portion in the total number of ordinary shares before change: 1.6278%
share in the authorised capital of the issuer after change: 1.4053%
portion in the total number of ordinary shares after change: 1.4222%

1.6. Member of the Board of Directors of Bank Vozrozhdenie
Member of the Management Board of Bank Vozrozhdenie
Mr. Alexander Vitalievich Dolgopolov
share in the authorised capital of the issuer before change: 0.5103%
portion in the total number of ordinary shares before change: 0.5421%
share in the authorised capital of the issuer after change: 0.4492%
portion in the total number of ordinary shares after change: 0.4737%

1.7. Member of the Board of Directors of Bank Vozrozhdenie
Mr. Nikolai Stepanovich Zatsepin
share in the authorised capital of the issuer before change: 0.1843%
portion in the total number of ordinary shares before change: 0.0790%
share in the authorised capital of the issuer after change: 0.1622%
portion in the total number of ordinary shares after change: 0.0690%

1.8. Member of the Board of Directors of Bank Vozrozhdenie
Ms. Valentina Mikhailovna Kabanova
share in the authorised capital of the issuer before change: 0.0104%
portion in the total number of ordinary shares before change: 0.00%
share in the authorised capital of the issuer after change: 0.0092%
portion in the total number of ordinary shares after change: 0.00%

1.9. Member of the Management Board of Bank Vozrozhdenie
Mr. Mark Meerovich Nakhmanovich
share in the authorised capital of the issuer before change: 0.5122%
portion in the total number of ordinary shares before change: 0.5421%
share in the authorised capital of the issuer after change: 0.4508%
portion in the total number of ordinary shares after change: 0.4737%

1.10. Member of the Management Board of Bank Vozrozhdenie
Mr. Nikolai Dmitrievich Orlov
share in the authorised capital of the issuer before change: 2.2148%
portion in the total number of ordinary shares before change: 2.3529%
share in the authorised capital of the issuer after change: 1.9495%
portion in the total number of ordinary shares after change: 2.0557%

1.11. Member of the Management Board of Bank Vozrozhdenie
Mr. Dmitriy Aksentievich Strashok
share in the authorised capital of the issuer before change: 0.2737%
portion in the total number of ordinary shares before change: 0.30%
share in the authorised capital of the issuer after change: 0.2409%
portion in the total number of ordinary shares after change: 0.2368%

1.12. Member of the Management Board of Bank Vozrozhdenie
Mrs. Alla Anatolievna Novikova
share in the authorised capital of the issuer before change: 0.0023 %
portion in the total number of ordinary shares before change: 0.0003%
share in the authorised capital of the issuer after change: 0.0021%
portion in the total number of ordinary shares after change: 0.0002%

1.13. Member of the Management Board of Bank Vozrozhdenie
Mr. Andrei Alexandrovich Shalimov
share in the authorised capital of the issuer before change: 0.000018 %
portion in the total number of ordinary shares before change: 0.00%
share in the authorised capital of the issuer after change: 0.000015%
portion in the total number of ordinary shares after change: 0.00%

2. The date when joint-stock company learned about the change of the portion of joint-stock company's shares owned by the person (the portion was changed as the result of additional ordinary shares' issue):
24.05.2007

3. Signature

3.1. Deputy Chairman of the Board
Bank Vozrozhdenie (signature) A.V. Dolgopolov
3.2. May 25, 2007 Stamp

Statement of material fact

Information about new shareholder in the shareholders register of the joint-stock company that owns not less than 5% of joint-stock company's ordinary shares and about changes of the portion of ordinary shares owned by such shareholder if such portion becomes more or less than 5, 10, 15, 20, 25, 30, 50 and 75% of joint-stock company's ordinary shares.

1. General Data

1.1. Full corporate name of the issuer	Bank Vozrozhdenie
1.2. Abbreviated corporate name of the issuer:	V.Bank
1.3. Location of the issuer:	7/4 Luchnikov pereulok, bldg. 1, Moscow, 101000, Russia
1.4. State Registration number of the Issuer:	1027700540680
1.5. Identification tax number of the issuer:	5000001042
1.6. Unique code of the issuer, assigned by the registration body:	1439
1.7. Internet site used by the Issuer for publishing messages:	www.vbank.ru

2.Content of the Message

2.1. Full corporate name of the shareholder of the joint-stock company: Roinco Enterprises Limited

2.2. Portion of joint-stock company's shares owned by the shareholder before alteration: 0.1%

2.3. Portion of joint-stock company's shares owned by the shareholder after alteration: 7.8%

2.4. The date when joint-stock company learned about the change of the portion of joint-stock company's shares owned by the person (the portion was changed as the result of additional ordinary shares' issue): 24.05.2007

3. Signature

3.1. Deputy Chairman of the Board Bank Vozrozhdenie	(signature)	A.V.Dolgopolov
3.2. May 25, 2007	Stamp	

END